Exhibit 2.2

EXECUTION VERSION

Co-operation Agreement

relating to the takeover offer for the entire issued and to be issued share capital of Spirent Communications plc

Dated 5 March 2024
Viavi Solutions Inc. and Viavi Solutions Acquisitions Limited and Spirent Communications plc

Contents		Page

1	Interpretation	1

2	Effective Date and Terms of the Acquisition	7

3	Undertakings in relation to Regulatory Conditions	8

4	Target Documentation	11

5	Qualifications	11

6	Implementation	12

7	Switching to an Offer	13

8	Revisions to the Acquisition	15

9	Special Dividend	15

10	Share Plans and Employee Matters	16

11	D&O Insurance	16

12	Termination	17

13	Representations and Warranties	18

14	Invalidity	19

15	Code	19

16	Notices	19

17	Further Assurances	20

18	Remedies and Waivers	21

19	No Partnership	21

20	Time of Essence	21

21	Third Party Rights	21

22	Variation	21

23	Whole Agreement	22

24	Assignment	22

i

25	Costs and Expenses	22

26	Counterparts	22

27	Governing Law and Submission to Jurisdiction	22

28	Appointment of Process Agent	23

	Schedule 1 Share Plans and Employee Matters	1

	Schedule 2 Announcement	1

ii

This Agreement is made on 5 March 2024 between:

(1)	VIAVI SOLUTIONS INC., whose registered office is at 1445 South Spectrum Boulevard, Suite 102, Chandler, AZ 85286, United States of America (“Viavi”);

(2)	VIAVI SOLUTIONS ACQUISITIONS LIMITED, a company incorporated in England and Wales with registered number 15521962 and whose registered office is at 27 Old Gloucester Street, London, United Kingdom, WC1N 3AX (“Bidco”); and

(3)	SPIRENT COMMUNICATIONS PLC, a company incorporated in England and Wales with registered number 00470893 and whose registered office is at Origin One, 108 High Street, Crawley, West Sussex RH10 1BD, United Kingdom (“Target”).

Whereas:

(A)	Viavi and Bidco intend to announce a firm intention to make a recommended offer for the entire issued and to be issued share capital of Target (the “Acquisition”) to be implemented by way of a Scheme or, if Bidco so elects in accordance with this Agreement and the Panel consents, by way of an Offer, on the terms and subject to the conditions set out in the Announcement.

(B)	The parties are entering into this Agreement to take certain steps to implement the Acquisition and wish to record their respective obligations relating to such matters.

It is agreed as follows:

1	Interpretation

In this Agreement, unless the context otherwise requires:

1.1	Definitions:

Acceleration Statement means, should the Acquisition be effected by way of an Offer following an Agreed Switch, a statement in which Bidco, in accordance with Rule 31.5 of the Code, brings forward the latest date by which all of the conditions to the Offer must be satisfied or waived;

Acceptance Condition means the acceptance condition to any Offer;

Acceptance Condition Invocation Notice means, should the Acquisition be effected by way of an Offer following an Agreed Switch, a notice in which Bidco gives notice of its intention to invoke the Acceptance Condition so as to cause the offer to lapse in accordance with Rule 31.6 of the Code;

Acquisition has the meaning given to it in Recital (A);

Acquisition Price has the meaning given to it in the Announcement;

Act means the Companies Act 2006;

Agreed Switch has the meaning given to it in Clause 7.1 (Switching to an Offer);

Announcement means the announcement detailing the terms and conditions of the Acquisition to be made under Rule 2.7 of the Code in substantially the form set out in Schedule 2 (Announcement) to this Agreement (subject to any such changes prior to publication as may be agreed by, or on behalf of, Target and Bidco);

Bidco Directors means the directors of Bidco from time to time and Bidco Director shall be construed accordingly;

Business Day means a day, not being a public holiday, Saturday or Sunday, on which banks in London are open for business (and, for the purpose of Clause 6.1.1 only, the states of New York and Arizona in the US);

Clean Team Agreement means the clean team agreement entered into between Viavi and Target in connection with the Acquisition dated 13 February 2024;

Clearances means:

(i)	any approvals, authorisations, consents, certificates, clearances, determinations, findings of suitability, permissions, confirmations, comfort letters, and exemptions or waivers that are required to be obtained;

(ii)	all filings that are required to be made; and

(iii)	all waiting periods that are necessary to have expired,

from or under any of the laws, regulations or practices applied by any Regulatory Authority (or under any agreement or arrangements to which any Regulatory Authority is a party) in connection with the satisfaction of one or more of the Regulatory Conditions; and any reference to any Clearances having been “satisfied” shall be construed as meaning that the foregoing have been obtained or, where appropriate, made or expired in accordance with the relevant Regulatory Condition;

CMA means the Competition and Markets Authority, a UK statutory body established under the Enterprise and Regulatory Reform Act 2013;

Code means the City Code on Takeovers and Mergers issued by the Panel, as amended from time to time;

Conditions means:

(i)	for so long as the Acquisition is being implemented by means of the Scheme, the conditions to the implementation of the Acquisition as set out in Appendix I to the Announcement (as may be amended by agreement in writing between Bidco and Target and, where required, with the consent of the Panel); or

(ii)	if the Acquisition is implemented by means of an Offer, the conditions referred to in (i) above, as amended by replacing the Scheme Conditions with the Acceptance Condition, and as may be further amended by Bidco with the consent of the Panel (where required) and, in the event of an Agreed Switch, and for as long as the Acquisition is subject to a unanimous and unqualified recommendation by the Target Directors, with the consent of the Target;

Confidentiality Agreement means the confidentiality agreement between Viavi and Target in relation to the Acquisition dated 29 January 2024;

Confidentiality and Joint Defence Agreement means the confidentiality and joint defence agreement between Viavi and Target in relation to the Acquisition dated 5 February 2024;

Court means the High Court of Justice in England and Wales;

Court Meeting means the meeting of Target Shareholders to be convened at the direction of the Court pursuant to Part 26 of the Act at which a resolution will be proposed to approve the Scheme (with or without amendment), including any adjournment, postponement or reconvening thereof, notice of which is to be contained in the Scheme Document;

Court Sanction Hearing Date means the date on which the Sanction Hearing takes place;

DBP means Target’s Deferred Bonus Plan (Amended 2022);

Effective means in the context of the Acquisition:

(i)	if the Acquisition is implemented by way of the Scheme, the Scheme having become effective pursuant to its terms; or

(ii)	if the Acquisition is implemented by way of an Offer, the Offer having been declared or having become unconditional in accordance with the requirements of the Code;

Effective Date means the date upon which the Acquisition becomes Effective;

Financial Conduct Authority means the Financial Conduct Authority acting in its capacity as the competent authority for the purposes of Part VI of the FSMA;

Forms of Proxy means the forms of proxy in connection with each of the Court Meeting and General Meeting, which shall accompany the Scheme Document;

FSMA means the UK Financial Services and Markets Act 2000;

FTC Premerger Notification Office means the Premerger Office of the Federal Trade Commission of the United States of America;

GAESPP means Target’s Global All-Employee Share Purchase Plan (Amended 2021);

General Meeting means the general meeting of Target Shareholders to be convened to consider and if thought fit, pass, among other things, the Target Resolutions in relation to the Scheme, including any adjournments thereof;

Group means, in relation to any person, its subsidiaries, subsidiary undertakings, holding companies and parent undertakings and the subsidiaries and subsidiary undertakings of any such holding company or parent undertaking;

HSR Act means the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any rules and regulations promulgated thereunder;

HSR Filing means a premerger notification under the Hart–Scott–Rodino Antitrust Improvements Act of 1976;

Law means any applicable statutes, common law, rules, ordinances, regulations, codes, orders, judgments, injunctions, writs, decrees, directives, governmental guidelines or interpretations having the force of law or bylaws, in each case of a Regulatory Authority;

Listing Rules means the rules and regulations made by the Financial Conduct Authority under FSMA (as amended), and contained in the publication of the same name, as amended from time to time;

Long Stop Date means 6 September 2025 (or such later date as may be agreed between Bidco and Target and, if required, the Panel and the Court may allow);

LTIP means Target’s 2016 Long-Term Incentive Plan (Amended 2019);

Meetings means the Court Meeting and the General Meeting;

Notice has the meaning given in Clause 16 (Notices);

Offer means subject to the consent of the Panel and the terms of this Agreement, should the Acquisition be implemented by way of a takeover offer as defined in Chapter 3 of Part 28 of the Act, the offer to be made by or on behalf of Bidco to acquire the entire issued and to be issued share capital of Target on the terms and subject to the conditions to be set out in the Offer Document (and, where the context admits, any subsequent revision, variation, extension or renewal of such offer);

Offer Document means the offer document published by or on behalf of Bidco in connection with any Offer, including any revised offer document;

Panel means the Panel on Takeovers and Mergers;

Proceeding means any civil, criminal or administrative claim, hearing, action, arbitration, litigation, suit, demand, investigation or other proceeding;

Regulatory Authority means any central bank, ministry, governmental, quasi-governmental, supranational, statutory, court, regulatory, administrative or investigative body, agency or authority, including, but not limited to, those exercising powers in relation to anti-trust, competition or merger control, regulatory (including financial regulatory), taxing, importing or foreign investment matters, or any other authority, trade agency, association, institution or professional or environmental body, in any relevant jurisdiction (including, but not limited to, the Financial Conduct Authority, the CMA and the European Commission) and any other regulatory authority (in each case) whose consent, or with whom a submission, filing or notification is necessary in order to satisfy any of the Regulatory Conditions, and Regulatory Authorities means any or all of them, as applicable;

Regulatory Conditions means the Conditions set out in paragraphs 3.1 to 3.8 (inclusive) of Part A of Appendix I to the Announcement;

Regulatory Information Service means an information service that is approved by the Financial Conduct Authority and is on the list maintained by the Financial Conduct Authority from time to time for the purpose of disseminating regulatory announcements;

Relevant Individual has the meaning given in Clause 11 (D&O Insurance);

Remedies means any conditions, measures, commitments, undertakings, remedies (including disposals, whether before or following completion of the Acquisition, and any pre-divestiture reorganisations) or assurance (financial or otherwise) offered or required in connection with the obtaining of any Clearances and Remedy shall be construed accordingly;

Sanction Hearing means the Court hearing of the application to sanction the Scheme under section 899 of the Act;

Scheme means the proposed scheme of arrangement under Part 26 of the Act between Target and Target Shareholders in connection with the Acquisition, with or subject to any modification, addition or condition approved or imposed by the Court and agreed by Target and Bidco;

Scheme Conditions means those conditions referred to in paragraph 2 of Part A of Appendix I to the Announcement;

Scheme Document means the document to be sent to Target Shareholders and persons with information rights containing, amongst other things, the Scheme and notices of the Meetings and information regarding the Forms of Proxy in respect of the Meetings;

Scheme Record Time means the date and time to be specified in the Scheme Document, expected to be 6.30 p.m. on the Business Day immediately preceding the Effective Date (or such other date as Bidco and Target may agree);

Special Dividend has the meaning given in Clause 9.1 (Special Dividend);

Switch has the meaning given in Clause 7 (Switching to an Offer);

Target Board Recommendation means a unanimous and unqualified recommendation from the Target Directors to the Target Shareholders: (i) that Target Shareholders vote in favour of the Scheme at the Court Meeting and the Target Resolutions at the General Meeting; or (ii) if Bidco proceeds with the Acquisition by way of an Offer, in accordance with this Agreement and the Panel consents, to accept the Offer, as the case may be;

Target Board Recommendation Change means:

(i)	if Target makes an announcement prior to the publication of the Scheme Document that:

(a)	the Target Directors no longer intend to make the Target Board Recommendation or intend adversely to modify or qualify such recommendation;

(b)	it shall not convene the Court Meeting or the General Meeting; or

(c)	it intends not to publish the Scheme Document or (if different) the document convening the General Meeting; or

(ii)	if Target makes an announcement that it will delay the convening of, or will adjourn, the Court Meeting or the General Meeting to a date which is later than the latest date permitted by Condition 2.1(b) or Condition 2.2(b) respectively, in each case, unless (and only to the extent): (a) the Panel (or, if applicable, the Court) requires a supplementary circular to be published in connection with the Scheme in accordance with Rule 27 and the Panel agrees with Target that such supplementary circular cannot be published in sufficient time prior to the Court Meeting and/or General Meeting (or the Court requires there to be a delay or adjournment) so as to enable Target Shareholders to make an informed decision about whether to approve the Scheme (provided that: (i) Target has used all reasonable endeavours to publish the supplementary circular as soon as reasonably practicable after the date on which the requirement of the Panel, in accordance with Rule 27, to publish a supplementary circular arises; and (ii) such supplementary circular repeats the Target Board Recommendation); (b) such delay or adjournment is solely caused by logistical or practical reasons beyond Target’s control; or (c) Bidco has provided its consent for such a delay or adjournment; or

(iii)	any failure to include the Target Board Recommendation in the Scheme Document; or

(iv)	any withdrawal, adverse qualification or adverse modification of the Target Board Recommendation; or

(v)	the Target Group has entered into any transaction which would constitute:

(a)	a reverse takeover of Target (as defined in the Code); or

(b)	except where Bidco has given prior written consent to such transaction, a class 1 transaction for, or a reverse takeover of, Target (each as defined in the Listing Rules); or

(vi)	at any time prior to the conclusion of the Court Meeting and the General Meeting, any failure to publicly reaffirm or re-issue the Target Board Recommendation within ten Business Days of Bidco’s reasonable request to do so; or

(vii)	if, after the Scheme has been approved by Target Shareholders and/or the approval of the Target Resolutions at the General Meeting, the Target Directors announce that they shall not implement the Scheme (other than in connection with an announcement of an Offer or revised offer by Bidco and/or one or more of its concert parties for Target); or

(viii)	a third party announces a firm intention under Rule 2.7 of the Code to make an offer or revised offer (whether or not it is subject to the satisfaction or waiver of any pre-conditions) for Target which is recommended by the Target Directors;

Target Directors means the directors of Target (from time to time), and Target Director shall be construed accordingly;

Target Group means Target and its subsidiaries and subsidiary undertakings from time to time;

Target Resolutions means such shareholder resolutions of Target to be proposed at the General Meeting for the purposes of, amongst other things, approving and implementing the Scheme, the Acquisition and, subject to the Scheme becoming Effective, the acquisition by Bidco of any Target Shares issued or transferred out of treasury after the Scheme Record Time, including certain amendments to the articles of association of Target, and such other matters as may be agreed between Target and Bidco as necessary or desirable for the purposes of implementing the Scheme;

Target Shareholders means the registered holders of Target Shares from time to time;

Target Share Plans means the LTIP, the DBP, the GAESPP, the UK Sharesave and the US ESPP;

Target Shares means the entire issued and to be issued ordinary share capital of Target;

UK Sharesave means Target’s UK Sharesave Plan 2021;

US ESPP means Target’s US Employee Stock Purchase Plan (Amended 2021);

VAT means (i) any value added tax imposed by the VAT Act 1994; (ii) any tax imposed in compliance with the Council Directive of 28 November 2006 on the common system of value added tax (EC Directive 2006/112); and (iii) any other tax of a similar nature, whether imposed in the United Kingdom or in a member state of the European Union in substitution for, or levied in addition to, such tax referred to in paragraphs (i) or (ii) above, or imposed elsewhere;

Viavi Directors means the directors of Viavi from time to time and Viavi Director shall be construed accordingly;

Viavi Group means Viavi and its subsidiaries and subsidiary undertakings from time to time; and

Viavi Information means information relating to Bidco, any member of the Viavi Group, any Bidco Director, any Viavi Director or any person acting in concert with Bidco (including the intentions of the Viavi Group in relation to the Target Group).

1.2	Announcement

Terms used but not defined expressly in this Agreement shall, unless the context otherwise requires, have the meaning given to them in the Announcement. In case of inconsistency, the definitions set out in this Agreement shall take precedence.

1.3	Clauses, Schedules

References to this Agreement shall include any Recitals and Schedules to it and references to Clauses and Schedules are to clauses of, and schedules to, this Agreement. References to paragraphs and Parts are to paragraphs and Parts of the Schedules.

1.4	Singular, plural, gender

References to one gender include all genders and references to the singular include the plural and vice versa.

1.5	References to persons and companies

References to:

1.5.1	a person include any company, partnership or unincorporated association (whether or not having separate legal personality); and

1.5.2	a company shall include any company, corporation or any body corporate, wherever and however incorporated or established.

1.6	References to subsidiaries and holding companies

The words holding company, parent undertaking, subsidiary and subsidiary undertaking shall have the same meaning in this Agreement as their respective definitions in the Act, as applicable.

1.7	The Code

When used in this Agreement, the expressions acting in concert, concert parties, control and offer shall be construed in accordance with the Code.

1.8	Modification of Statutes

References to a statute or statutory provision include:

1.8.1	that statute or provision as from time to time modified, re-enacted or consolidated whether before or after the date of this Agreement;

1.8.2	any past statute or statutory provision (as from time to time modified, re-enacted or consolidated) which that statute or provision has directly or indirectly replaced; and

1.8.3	any subordinate legislation made from time to time under that statute or statutory provision.

1.9	Time of Day

References to times of day are to London time, unless otherwise stated.

1.10	Amendments

A reference to any other document referred to in this Agreement is a reference to that other document as amended, revised, varied, novated or supplemented at any time.

1.11	Headings

Headings shall be ignored in construing this Agreement.

1.12	Information

References to books, records or other information mean books, records or other information in any form including paper, electronically stored data, magnetic media, film and microfilm.

1.13	Legal Terms

References to any English legal term shall, in respect of any jurisdiction other than England, be construed as references to the term or concept which most nearly corresponds to it in that jurisdiction.

1.14	Non-limiting effect of words

The words including, include, in particular and words of similar effect shall not be deemed to limit the general effect of the words that precede them.

1.15	Meaning of “to the extent that” and similar expressions

In this Agreement, “to the extent that” shall mean “to the extent that” and not solely “if”, and similar expressions shall be construed in the same way.

2	Effective Date and Terms of the Acquisition

2.1	Effective Date

The obligations of the parties under this Agreement, other than Clause 1 (Interpretation), this Clause 2.1 and Clauses 12 (Termination) to 28 (Appointment of Process Agent) (inclusive), shall be conditional on the release of the Announcement via a Regulatory Information Service at or before 5.00 p.m. on the date of this Agreement, or such other date and time as may be agreed by the parties (and, where required by the Code, approved by the Panel). Clause 1 (Interpretation), this Clause 2 (Effective Date and Terms of the Acquisition), and Clauses 12 (Termination) to 28 (Appointment of Process Agent) (inclusive) shall take effect on and from the date of this Agreement.

2.2	Terms of the Acquisition

2.2.1	The principal terms of the Acquisition shall be as set out in the Announcement, together with such other terms as may be agreed between the parties in writing (save in the case of an improvement to the terms of the Acquisition, which shall be at the sole and absolute discretion of Bidco) and, where required by the Code, approved by the Panel.

2.2.2	The terms of the Acquisition at the date of publication of the Scheme Document shall be set out in the Scheme Document. Should Bidco elect to implement the Acquisition by way of an Offer in accordance with this Agreement, the terms of the Acquisition shall be as set out in the Offer Document.

3	Undertakings in relation to Regulatory Conditions

3.1	Bidco’s Regulatory Conditions Strategy

Except where otherwise required by Law, Bidco shall solely, determine, having consulted in good faith with Target, and reasonably considering, in good faith, comments and views from Target, the strategy to be pursued for satisfying the Regulatory Conditions, including but not limited to:

3.1.1	promptly contacting and corresponding with any Regulatory Authority in relation to any Clearances sought by Bidco in respect of the Acquisition in accordance with this Agreement, including submitting and preparing all necessary filings, notifications and submissions; and

3.1.2	providing an appropriate set of information or response to a specific question (as applicable) as is reasonably practicable at the time of such notification, filing or submission (notwithstanding that a Regulatory Authority may subsequently request further information).

3.2	Co-operation with Regulatory Conditions

Without prejudice to Bidco’s right to determine the strategy to be pursued in accordance with Clause 3.1, and subject to Clause 5 (Qualifications), Bidco and Target shall co-operate with each other and provide each other with all reasonable information, assistance and access in a timely manner in order to allow for Bidco, and (in respect of the filing identified under Clause 3.2.2 only) Target, to assess and make any filings, notifications or submissions as are necessary for the purposes of implementing the Acquisition and/or in connection with the Clearances in each case with or to the Regulatory Authorities. This shall include, except to the extent that to do so is prohibited by Law, that:

3.2.1	Bidco will submit any relevant notification (or draft notification where appropriate) to each Regulatory Authority as soon as is reasonably practicable after the date of this Agreement and within any applicable mandatory time periods where it is necessary or expedient to do so in order to obtain the Clearances, which shall include Bidco submitting:

(i)	the notifications required under the HSR Act within 15 Business Days after the date of this Agreement, provided that, in the event that the FTC Premerger Notification Office is not processing HSR Filings on what would otherwise be the HSR Filing deadline under this Clause 3.2.1(i), then Bidco shall submit the notifications required under the HSR Act as promptly as practicable after the FTC Premerger Notification Office resumes processing HSR Filings;

(ii)	a merger notice or briefing paper to the CMA as soon as practicable after the date of this Agreement subject to Target materially complying with its co-operation obligations under this Clause 3.2; and

(iii)	as soon as reasonably practicable after the date of this Agreement, a relevant notification to:

(i)	the United Kingdom’s Investment Screening Unit under the United Kingdom’s National Security and Investment Act;

(ii)	the French Ministry of the Economy pursuant to the French Monetary and Financial Code; and

(iii)	the German Federal Ministry for Economic Affairs and Energy (Bundesministerium für Wirtschaft und Energie) under the German Foreign Trade Act (Außenwirtschaftsgesetz ("AWG")) in conjunction with the Foreign Trade Ordinance (Außenwirtschaftsverordnung) ("AWV"),

For the avoidance of doubt, Viavi shall be primarily responsible for preparing all filings, submissions, correspondence and communications in relation to each of the above submissions.

3.2.2	Target will submit the notifications required under the HSR Act within 20 Business Days after the date of this Agreement.

3.2.3	Bidco shall not (and shall procure that each member of the Viavi Group shall not) apply, or submit any notifications or submissions in relation to Clearances, other than those Clearances referenced in Clause 3.2.1 above, without the prior written consent of Target (such consent not to be unreasonably withheld, delayed or conditioned);

3.2.4	subject to Clause 5 (Qualifications), Bidco and Target shall:

(i)	provide, or procure the provision of, draft copies of all submissions, material correspondence and material communications intended to be sent to any Regulatory Authority in relation to obtaining any Clearances to the other party and its legal advisers at such time as will allow the other party a reasonable opportunity to provide comments on such submissions and communications before they are submitted or sent;

(ii)	take into account such comments made by the other party as are reasonable on such submissions, material correspondence and material communications; and

(iii)	provide the other party with copies of all such submissions and communications in the form finally submitted or sent;

3.2.5	Bidco and Target shall notify each other, and shall provide copies to each other through their legal advisers, in a timely fashion of any material communication from any Regulatory Authority in relation to obtaining any Clearance and shall as promptly as reasonably practicable respond to any request for information by any Regulatory Authority;

3.2.6	where reasonably requested by a party and with reasonable prior notice, the other party shall make available appropriate representatives for meetings and/or telephone calls requested by any Regulatory Authority in connection with the obtaining of all Clearances and the implementation of the Acquisition;

3.2.7	where permitted by the Regulatory Authority concerned, Target shall have the right to nominate persons to attend meetings and participate in telephone conversations other than those of an administrative nature (and make oral submissions in such meetings and telephone calls) between Bidco and any Regulatory Authority, and Bidco shall provide Target with reasonable prior notice to facilitate the attendance of such persons at the relevant meetings and telephone calls; and

3.2.8	Bidco and Target shall keep each other and their respective legal advisers informed as soon as is reasonably practicable of developments which are material or potentially material to the obtaining of any Clearances and/or the satisfaction of the Regulatory Conditions.

3.3	Undertakings to satisfy all Regulatory Conditions

3.3.1	Without prejudice to Bidco’s right to determine the strategy to be pursued in accordance with Clause 3.1, Bidco shall use, and shall procure that the members of the Viavi Group shall use, all reasonable endeavours to satisfy the Regulatory Conditions as promptly as practicable (and in any event, in sufficient time so as to enable the Effective Date to occur prior to the Long Stop Date). This shall include (but is not limited to) accepting the imposition of, or the offering of (and not withdrawing), a Remedy which Bidco considers (in good faith) to be reasonable to obtain the Clearances, provided that Bidco or any member of the Viavi Group shall not be required to take any action (including accepting the imposition of, or offering, any Remedy) which would, individually or in the aggregate, be of material significance to the Viavi Group or to the Target Group in the context of the Acquisition (as such material significance is or would fall to be determined by the Panel under the Code).

3.3.2	Subject to Clause 5 (Qualifications), Target undertakes to:

(i)	co-operate reasonably and in good faith with Bidco, including, upon request by Bidco, furnishing without undue delay Bidco with all information concerning itself, its Group, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with obtaining Clearances; and

(ii)	when required, promptly contact and correspond with any Regulatory Authority in relation to any Clearances sought by Bidco in respect of the Acquisition in accordance with this Agreement, including submitting and preparing all necessary filings, notifications and submissions in relation to the submissions listed in Clause 3.2.1(iii).

3.4	Filing fees and charges

Bidco shall be responsible for paying any filing, administrative or other merger notice fees, costs (other than professional costs) and expenses incurred in connection with obtaining any Clearances, unless such fees and expenses are payable by Target as specified by applicable local Law, in which case Bidco shall, on demand, promptly reimburse Target for such fees and expenses.

3.5	Actions which could prevent or delay satisfaction of the Regulatory Conditions

Bidco undertakes to Target that, until the Regulatory Conditions are satisfied, it shall not (and shall procure that each member of the Viavi Group shall not) take, or omit to take or permit or cause to be taken or omitted to be taken, any action, or negotiations or enter into any discussions with a third party or any agreement for, or consummate, any acquisition, disposal, reorganisation, merger or other form of transaction which would, or would be reasonably likely to, have the effect of preventing or delaying satisfaction of the Regulatory Conditions.

3.6	Target qualifications

Nothing in this Clause 3 (Undertakings in relation to Regulatory Conditions) shall require the directors of Target to:

3.6.1	comply with Clause 3 (Undertakings in relation to Regulatory Conditions) upon a Target Board Recommendation Change;

3.6.2	maintain their recommendation for the Acquisition;

3.6.3	adjourn, postpone or seek to adjourn or postpone (or refrain from adjourning or postponing or seeking to adjourn or postpone) any shareholder meeting or court hearing which has been or shall be convened in relation to the Acquisition; or

3.6.4	(without prejudice to any other obligation Target has under this Agreement) require Target to make any change (or refrain from making any change) to the timetable for implementing the Acquisition.

4	Target Documentation

4.1	If the Acquisition is being implemented by means of the Scheme, Bidco agrees:

4.1.1	to provide promptly to Target all such Viavi Information as may be required or is reasonably requested by Target and/or its professional advisers (having regard to the Code and applicable Law) for the purpose of inclusion in the Scheme Document (including all information required by the Code or applicable Law for the purposes of satisfying the relevant disclosure obligations under the Code and/or applicable Law);

4.1.2	to provide as soon as reasonably practicable all such other assistance and access to personnel and information as may be reasonably required or is reasonably requested by Target for the preparation of the Scheme Document including access to, and ensuring that reasonable assistance is provided by, the Viavi Group’s management and professional advisers;

4.1.3	to procure that the Bidco Directors and Viavi Directors (and any other person connected with Bidco as required by the Panel) accept responsibility, if and to the extent required (and on the terms required) by the Code, for all information in the Scheme Document relating to Bidco, Viavi, the Bidco Directors, the Viavi Directors, the Viavi Group, Viavi’s future plans and intentions for the Target Group, including any statements of opinion, belief or expectation of the Bidco Directors and/or the Viavi Directors in relation to the Acquisition or the Target Group following completion of the Acquisition and any other information in the Scheme Document for which an offeror and/or its directors would be required under the Code or applicable Law to accept responsibility; and

4.1.4	that, if any supplemental circular or document is required to be published in connection with the Scheme or, subject to the prior written consent of Bidco (such consent not to be unreasonably withheld or delayed) and, where required, the consent of the Panel, any variation or amendment to the Scheme, it shall as soon as reasonably practicable provide such co-operation and information necessary to comply with all applicable provisions of the Code or applicable Law as may be reasonably requested or is reasonably required by Target to prepare and publish such document.

4.2	Prior to the Effective Date, each of Bidco and Target agrees to:

4.2.1	notify the other party as promptly as reasonably practicable after becoming aware that any information provided by it for use in the Scheme Document or any other document to be prepared in connection with the Acquisition is or has become false or misleading; and

4.2.2	to the extent required by the Panel under the Code to correct any such false or misleading information.

4.3	Without prejudice to Clause 10.3, Bidco shall allow Target a reasonable opportunity to provide comments on any announcement or communication to Target Shareholders, employees, optionholders, or trustees of Target’s pension scheme in connection with the Acquisition, and consider and take into account in good faith Target’s reasonable comments on such announcement or communication.

5	Qualifications

5.1	Nothing in Clauses 3 (Undertakings in relation to Regulatory Conditions) or 4 (Target Documentation) shall require any party (the “disclosing party”) to provide or disclose to the other party any information:

5.1.1	which the disclosing party (acting reasonably) considers to be commercially or competitively sensitive or confidential information related to its business and/or any member of its Group which is not relevant to the Acquisition or any Clearance;

5.1.2	that is personally identifiable information of a director, officer or employee of the disclosing party or any member of its Group (other than the names and roles thereof), unless that information is relevant to the Acquisition or any Clearance and can be reasonably anonymised (in which case the disclosing party shall provide the relevant information on an anonymous basis);

5.1.3	which the disclosing party is prohibited from disclosing by Law or a Regulatory Authority;

5.1.4	where such disclosure would result in the loss of any privilege that subsists in relation to such information (including but not limited to legal advice privilege); or

5.1.5	in circumstances that would result in that party being in breach of a material contractual obligation,

(the “restricted information”).

5.2	Without prejudice to any other obligation of Bidco set out in Clause 3.3, but subject always to each party’s obligations pursuant to Clause 3 (Undertakings in relation to Regulatory Conditions), each party may redact restricted information from any documents shared with the other party. Notwithstanding the foregoing, Target, shall where relevant:

5.2.1	provide Bidco with any restricted information reasonably requested by Bidco pursuant to Clause 3.2, on an “external counsel only” basis in accordance with the requirements of Practice Statement No. 30 published by the Panel and the Confidentiality and Joint Defence Agreement;

5.2.2	provide any restricted information to Bidco pursuant to the Clean Team Agreement where reasonable to do so; or

5.2.3	to the extent agreed with Bidco, provide such restricted information directly to a Regulatory Authority (with a non-confidential version of any relevant filing, submission or communication being provided to Bidco).

6	Implementation

6.1	Bidco undertakes:

6.1.1	not to object to, and co-operate in good faith with Target in relation to the Sanction Hearing being convened as soon as reasonably practicable after (provided that the date of the Sanction Hearing shall not be a date which is earlier than a date eight Business Days after) the satisfaction or waiver of the Scheme Conditions and the Regulatory Conditions;

6.1.2	not to object to, and co-operate in good faith with Target and take such steps as are necessary or reasonably desirable in relation to, the Scheme being implemented as soon as reasonably practicable following the satisfaction of the Scheme Condition relating to sanction of the Scheme by the Court;

6.1.3	by no later than the Business Day prior to the Sanction Hearing, to deliver a written notice to Target confirming either:

(i)	the satisfaction of all Conditions or waiver of all Conditions that are yet to be satisfied (other than the Scheme Condition relating to the sanction of the Scheme by the Court); or

(ii)	its intention to invoke a Condition (if permitted by the Panel), in which case Bidco shall provide Target with details of the event which has occurred, or circumstances which have arisen, which Bidco reasonably considers to be sufficiently material for the Panel to permit Bidco to invoke the Condition or treat it as unsatisfied or incapable of satisfaction, and, if and to the extent that all of the Conditions (other than the Scheme Condition relating to the sanction of the Scheme by the Court) have been satisfied or, where permissible, waived, Bidco shall, either: (a) instruct counsel to appear on Bidco’s behalf at the Sanction Hearing and to undertake to the Court to be bound by the terms of the Scheme insofar as it relates to Bidco; or (b) notify Target that it agrees to be bound by Target’s counsel and undertakes to the Court to be bound by the terms of the Scheme. Bidco shall provide such documentation or information as may reasonably be required by Target’s counsel or the Court in relation to such undertaking.

6.2	If Bidco becomes aware, either before or after publication of the Scheme Document, of any fact, matter or circumstance that would (in Bidco’s reasonable opinion) allow any of the Conditions to be invoked, Bidco shall inform Target as soon as reasonably practicable (including on the basis on which Bidco considers it might be able to invoke any such Condition). Bidco agrees that if it intends to seek the permission of the Panel to invoke a Condition it will, prior to approaching the Panel, notify Target of its intention and provide Target with reasonable details of the ground on which it intends to invoke the relevant Condition.

7	Switching to an Offer

7.1	The parties currently intend to implement the Acquisition by means of the Scheme. However, Bidco shall have the right, subject to the consent of the Panel, to elect at any time to implement the Acquisition by way of an Offer, whether or not the Scheme Document has been published (a “Switch”), if:

7.1.1	Target provides its prior written consent (an “Agreed Switch”) in which case Clause 7.2 shall apply;

7.1.2	(without prejudice to any relevant party’s right to terminate this Agreement pursuant to Clause 12.1.3) a Target Board Recommendation Change occurs;

7.1.3	a third party announces a firm intention to make an offer for the entire issued and to be issued share capital of Target under Rule 2.7 of the Code, provided that Bidco shall consult with Target prior to electing to implement the Acquisition by way of an Offer in such circumstances; or

7.1.4	Target adjourns the Sanction Hearing without the prior written consent of Bidco.

7.2	In the event of any Agreed Switch, unless otherwise agreed between Target and Bidco or required by the Panel:

7.2.1	the Acceptance Condition shall be set at not more than 75 per cent. of the Target Shares to which the Offer relates, or, where any of the circumstances set out in Note 2 on Section 8 of Appendix 7 of the Code applies (which for the avoidance of doubt includes a Target Board Recommendation Change), at not more than 90 per cent. of the Target Shares to which the Offer relates (or, in either case, such lesser percentage, being more than 50 per cent. of the Target Shares to which the Offer relates) as Bidco may decide with, if and to the extent necessary, the consent of the Panel;

7.2.2	Bidco shall:

(i)	agree with Target in a timely manner the form and content and timing of publication of any joint announcements relating to the Agreed Switch and its implementation and any proposed changes to the timetable in relation to the implementation of the Agreed Switch;

(ii)	prepare as soon as reasonably practicable the Offer Document and related form of acceptance; and

(iii)	allow Target a reasonable opportunity to consider the draft Offer Document and related form of acceptance and consider in good faith for inclusion any reasonable comments proposed by Target and/or its legal advisers on such documents;

7.2.3	Bidco agrees to seek Target’s approval of the contents of the information on Target, or for which Target or the Target Directors are taking responsibility, contained in the Offer Document before it is published, and to afford Target a reasonable opportunity to consider such document in order to give its approval of such information (such approval not to be unreasonably withheld or delayed);

7.2.4	Bidco shall not take any action (including publishing an Acceptance Condition Invocation Notice) which would cause the Offer not to proceed, to lapse or to be withdrawn, in each case for non-fulfilment of the Acceptance Condition, prior to the 60th day after publication of the Offer Document (or such later date as may be set in accordance with Rule 31.3 of the Code) and Bidco shall ensure that the Offer remains open for acceptance until such time;

7.2.5	Bidco shall not, without the prior written consent of Target, make any Acceleration Statement unless:

(i)	all of the Conditions (other than the Acceptance Condition) have been satisfied or waived (if capable of waiver);

(ii)	the Acceleration Statement contains no right for Bidco to set the statement aside (except with Target’s consent); and

(iii)	Bidco undertakes to Target not to take any action or step otherwise to set the Acceleration Statement aside;

7.2.6	if an official authorisation or regulatory clearance remains outstanding prior to the last date permitted under Rule 31.1 of the Code, Bidco shall consult Target and the Panel as to whether the offer timetable should be suspended and, if required by either party, shall request the Panel to suspend the offer timetable by 5.00pm on the second day prior to the 39th day after publication of the Offer Document, provided always that such extended date (as, if applicable, it may be further extended) shall be no later than the Long Stop Date;

7.2.7	Bidco shall ensure that, other than the inclusion of the Acceptance Condition and the exclusion of the Scheme Conditions, the only conditions to the Offer shall be the Conditions; and

7.2.8	Bidco shall keep Target informed, on a regular and confidential basis and in any event within two Business Days following any request from Target, of the number of Target Shareholders that have:

(i)	validly accepted or withdrawn their acceptance of the Offer; or

(ii)	incorrectly submitted their acceptance or withdrawal,

and in each case, the identity of such shareholders and the number of Target Shares held by such shareholders.

7.3	The parties agree that in the case of any Agreed Switch, save as set out in this Clause 7, all the provisions of this Agreement relating to the Scheme and the Scheme Document and its implementation shall apply to the Offer, the Offer Document and its implementation mutatis mutandis.

7.4	Bidco hereby represents that it is not, at the date of this Agreement, and undertakes that (for so long as this Agreement is in force) it shall not become, following the date of this Agreement, required to make a mandatory offer for Target pursuant to Rule 9 of the Code.

8	Revisions to the Acquisition

The parties shall take all such steps as are reasonably necessary to implement any revised or amended terms of the Acquisition which is recommended by the Target Directors and the provisions of this Agreement shall apply as nearly as practicable in the same way to such revised Scheme or Offer.

9	Special Dividend

9.1	The parties agree that in addition to the consideration payable in connection with the Acquisition, prior to the Effective Date, the Target Directors will be entitled (if they see fit) to declare and approve the payment of a dividend by Target to Target Shareholders on the register of members of Target at the Scheme Record Time (or, if the Acquisition is implemented by way of an Offer, the date on which the Offer is declared or becomes unconditional) in an amount of 2.5 pence per Target Share (the “Special Dividend”). The payment of such Special Dividend shall be conditional upon, and only payable if, the Scheme becomes Effective (or, if the Acquisition is implemented by way of an Offer, the Offer is declared or becomes unconditional). If such Special Dividend is declared prior to the Effective Date, Bidco shall procure that the Special Dividend is paid to Target Shareholders not more than 14 days after the Effective Date.

9.2	Target Shareholders will be entitled to receive and retain the Special Dividend without any reduction being made to the Acquisition Price payable in connection with the Acquisition.

9.3	Viavi and Bidco each consents (and shall, if required, confirm such consent in writing to the Panel before the Special Dividend is declared) to the Special Dividend being declared, made and paid for the purposes of Rule 21 of the Code and agrees that it shall not have the right to invoke Condition 3.10(b) in Appendix I to the Announcement in respect of such declaration, making or payment of such Special Dividend.

9.4	Bidco and Viavi each undertakes in favour of Target that, following completion of the Acquisition, it will not cause or permit the payment of the Special Dividend to be revoked or cancelled unless, and then only to the extent that, payment of the Special Dividend would contravene Part 23 of the Act or any other applicable law or regulation.

9.5	Bidco reserves the right (without prejudice to any right Bidco may have, with the consent of the Panel, to invoke Condition 3.10(b) in Appendix I to the Announcement) to (at Bidco’s sole discretion) reduce the Acquisition Price by an amount equal to any dividend, distribution or other return of value declared, made or paid by Target (other than the Special Dividend). In such circumstances, the Target Shareholders shall be entitled to retain any such dividend, distribution or other return of value and any reference in the Announcement or this Agreement to the Acquisition Price will be deemed to be a reference to the Acquisition Price as so reduced.

10	Share Plans and Employee Matters

10.1	The parties agree that the provisions of Part A of Schedule 1 (Share Plans and Employee Matters) shall apply in connection with the implementation of the Acquisition in respect of the Target Share Plans.

10.2	The parties agree that the provisions of Part B of Schedule 1 (Share Plans and Employee Matters) shall apply in connection with the implementation of the Acquisition in respect of certain employee related matters.

10.3	Target shall determine the strategy for communicating the provisions of Schedule 1 (Share Plans and Employee Matters), in respect of Target Share Plans and other employee matters, to the employees of Target. Target intends to consult Bidco in relation to such strategy for communicating the provisions of Schedule 1 (Share Plans and Employee Matters) provided that there has not been a Target Board Recommendation Change.

10.4	The parties agree that if the Acquisition is implemented by way of the Scheme, the timetable for its implementation shall be fixed so as to enable options and awards under Target Share Plans which provide for exercise and/or vesting on the Court Sanction Hearing Date to be exercised or vest in sufficient time to enable the resulting Target Shares to be bound by the Scheme on the same terms as Target Shares held by Target Shareholders.

11	D&O Insurance

11.1	If and to the extent that such obligations are permitted by Law, for six years after the Effective Date, Bidco undertakes in favour of Target and in favour of each of the directors and officers (and other individuals serving in roles equivalent to that of a director and/or officer and/or who are subject to fiduciary (or equivalent) duties to a member of the Target Group as a result of the position they hold, such individuals being “Relevant Individuals”)) of the Target Group as at and prior to the date of this Agreement to:

11.1.1	procure that the members of the Target Group shall honour and fulfil all their respective obligations (if any) existing at the date of this Agreement regarding exclusion or limitation of liability of directors, officers and Relevant Individuals, the indemnification of officers, directors and Relevant Individuals and the advancement of expenses with respect to matters existing or occurring at or prior to the Effective Date; and

11.1.2	provide reasonable assistance to current and former directors, officers and Relevant Individuals of the Target Group to the extent that they need to make a claim against the Target Group’s directors’ and officers’ insurance policy (including under the cover described in Clause 11.2) with respect to matters existing or occurring at or prior to the Effective Date.

11.2	Bidco shall procure the provision of directors’ and officers’ liability insurance for both current and former directors, officers and Relevant Individuals (to the extent covered by the scope of the Target Group’s directors’ and officers’ liability insurance existing at the date of this Agreement) of the Target Group, including directors, officers and Relevant Individuals who retire or whose employment is terminated in connection with the Acquisition, for acts and omissions up to and including the Effective Date, in the form of run-off cover for a period of six years following the Effective Date. Such insurance cover shall be with reputable insurers and provide cover (in terms of amount, scope and breadth) that is no less favourable to that provided under the Target Group’s directors’ and officers’ liability insurance (but only to the extent (in the case of Relevant Individuals) that such Relevant Individuals are covered by the scope of the Target Group’s directors’ and officers’ liability insurance existing at the date of this Agreement) in place as at the date of this Agreement.

11.3	Each of the directors, officers and Relevant Individuals of the Target Group to which the foregoing provisions of this Clause 11 (D&O Insurance) apply shall have the right, pursuant to the Contracts (Rights of Third Parties) Act 1999, to enforce their rights against Bidco or any of its successors or assigns under the foregoing provisions of this Clause 11 (D&O Insurance).

12	Termination

12.1	Subject to Clauses 12.1.4(vi) and 12.3, this Agreement shall be terminated with immediate effect and all rights and obligations of all parties under this Agreement shall cease as follows:

12.1.1	if agreed in writing between the parties at any time prior to the Effective Date;

12.1.2	if the Announcement is not released at or before 5.00 p.m. on the date of this Agreement (unless, prior to that time, the parties have agreed another time and date in accordance with Clause 2 (Effective Date)) in which case the later time and date shall apply for the purposes of this Clause 12.1.2);

12.1.3	upon service of written notice by Bidco to Target if a Target Board Recommendation Change occurs;

12.1.4	upon service of written notice by either Bidco to Target or Target to Bidco if one or more of the following occurs:

(i)	except in the case of an Agreed Switch, the Scheme is not approved by the requisite majority of the Target Shareholders at the Court Meeting or the Target Resolutions are not passed by the requisite majority of the Target Shareholders at the General Meeting;

(ii)	if the Acquisition is being implemented by way of Scheme, the Court makes a final determination not to sanction the Scheme (for the avoidance of doubt, this shall not include any adjournment of the Sanction Hearing or where a determination of the Court not to sanction the Scheme is subject to appeal);

(iii)	prior to the Long Stop Date, any Condition has been invoked by Bidco (where the invocation of the relevant Condition has been specifically permitted by the Panel);

(iv)	prior to the Long Stop Date, a third party announces a firm intention to make an offer or revised offer (whether or not subject to the satisfaction or waiver of any preconditions and whether structured as a contractual offer or a scheme of arrangement) for Target which completes, becomes effective, or is declared or becomes unconditional;

(v)	if the Acquisition (whether implemented by way of the Scheme or the Offer) lapses, terminates or is withdrawn in accordance with its terms and this Agreement on or prior to the Long Stop Date and, where required, with the consent of the Panel (other than where such lapse or withdrawal: (a) is as a result of an Agreed Switch; or (b) is otherwise to be followed within five Business Days (or such other period as Bidco and Target may agree in writing) by an announcement under Rule 2.7 of the Code made by Bidco or a person acting in concert with Bidco to implement the Acquisition by a different offer or scheme on substantially the same or improved terms) and which is (or is intended to be) recommended by the Target Directors; or

(vi)	unless otherwise agreed by the parties in writing or required by the Panel, if the Effective Date has not occurred on or before the Long Stop Date.

12.2	Termination of this Agreement shall be without prejudice to the rights of any party that may have arisen prior to termination.

12.3	The whole of this Clause 12 (Termination), Clause 11 (but only in circumstances where this Agreement is terminated on or after the Effective Date), Clauses 13, 14, 15, 16, 19, 21, 23, 25, 27 and 28 shall survive termination of this Agreement.

13	Representations and Warranties

13.1	Each of the parties represents and warrants to the other on the date hereof that:

13.1.1	it has the requisite power and authority to enter into and perform this Agreement;

13.1.2	this Agreement constitutes its legal, valid and binding obligations in accordance with its terms; and

13.1.3	the execution and delivery of, and performance of its obligations under, this Agreement will not:

(i)	result in a breach of any provision of its constitutional documents; or

(ii)	save as previously fairly disclosed to the other parties, result in a breach of, or constitute a default under, any instrument to which it is a party or by which it is bound; or

(iii)	result in a material breach of any order, judgment or decree of any court or governmental agency to which it is a party or by which it is bound.

13.2	Bidco represents and warrants to Target on the date hereof that:

13.2.1	it has the requisite power and authority to enter into and implement the Acquisition on the terms and subject to the conditions set out in the Announcement; and

13.2.2	no shareholder resolution of Bidco or other form of approval by Viavi shareholders is required to enter into and implement the Acquisition.

13.3	No party shall have any claim against the other parties for breach of warranty after the later of:

13.3.1	the date on which the Acquisition Price is paid to Target Shareholders in accordance with the terms of the Acquisition and the Scheme and (where applicable) Rule 31.9 of the Code; and

13.3.2	the date on which Bidco is recorded in the register of members of Target as its sole shareholder,

in each case without prejudice to any liability for fraudulent misrepresentation or fraudulent misstatement.

13.4	Viavi acknowledges and agrees, on its own behalf and on behalf of the Viavi Group, that any information and/or assistance provided by any of Target Directors, or Target’s officers, employees or advisers (each, a “Target Representative”) to it and/or any member of the Viavi Group or any of its respective officers, employees or advisers, whether before, on or after the date of this Agreement; (i) pursuant to the obligations of Target or any member of Target Group under or otherwise in connection with this Agreement; or (ii) in connection with the Acquisition, shall in each case be given on the basis that the relevant Target Representative shall not incur any liability nor owe any duty of care to any member of the Viavi Group in respect of any loss or damage that any member of the Viavi Group or any of its respective officers, employees or advisers may suffer as a result of the provision of any such information and/or assistance (save in each case for loss or damage resulting from the fraud, fraudulent misrepresentation or wilful concealment of the relevant Target Representative). Each Target Representative shall have the right, pursuant to the Contracts (Rights of Third Parties) Act 1999, to enforce their rights against Viavi or any of its successors or assigns under this Clause 13.4.

14	Invalidity

14.1	If any provision in this Agreement shall be held to be illegal, invalid or unenforceable, in whole or in part, the provision shall apply with whatever deletion or modification is necessary so that the provision is legal, valid and enforceable and gives effect to the commercial intention of the parties.

14.2	If and to the extent it is not possible to delete or modify the provision, in whole or in part, under Clause 14.1, then such provision or part of it shall, if and to the extent that it is illegal, invalid or unenforceable, be deemed not to form part of this Agreement and the legality, validity and enforceability of the remainder of this Agreement shall, subject to any deletion or modification made under Clause 14.1, not be affected.

15	Code

15.1	Nothing in this Agreement shall in any way limit the parties’ obligations under the Code and any other applicable Law, and any uncontested rulings of the Panel as to the application of the Code in conflict with the terms of this Agreement shall take precedence over such terms.

15.2	The parties agree that, if the Panel determines that any provision of this Agreement that requires Target to take or not take action, whether as a direct obligation or as a condition to any other person’s obligation (however expressed), is not permitted by Rule 21.2 of the Code, that provision shall have no effect and shall be disregarded.

16	Notices

16.1	Subject to Clause 16.7, any notice or other communication in connection with this Agreement (each, a “Notice”) shall be:

16.1.1	in writing;

16.1.2	in English; and

16.1.3	delivered by hand, email, pre-paid recorded delivery, pre-paid special delivery or courier using an internationally recognised courier company (provided that any notice delivered otherwise than by email to a party shall in any event also be sent to the email address specified for that party in Clauses 16.2, 16.3 and 16.4 (as applicable), with a copy (which shall not constitute a Notice) by email to that party’s advisers as specified therein).

16.2	A Notice to Viavi shall be sent to the following address, or such other person or address as Viavi may notify to Target from time to time:

Viavi Solutions Inc.

Address:	1445 South Spectrum Boulevard,

Suite 102

Chandler, AZ 85286

United States

Email:	Kevin.Siebert@viavisolutions.com

Attention:	Kevin Siebert, General Counsel

With a copy (which shall not constitute a Notice) by email to: Ian Lopez (Ian.Lopez@friedfrank.com) and Philip Richter (Philip.Richter@friedfrank.com)

16.3	A Notice to Bidco shall be sent to the following address, or such other person or address as Bidco may notify to Target from time to time:

Viavi Solutions Acquisitions Limited

Address:	27 Old Gloucester Street, London, United Kingdom, WC1N 3AX

Email:	Kevin.Siebert@viavisolutions.com

Attention:	Kevin Siebert

With a copy (which shall not constitute a Notice) by email to: Ian Lopez (Ian.Lopez@friedfrank.com) and Philip Richter (Philip.Richter@friedfrank.com)

16.4	A Notice to Target shall be sent to the following address, or such other person or address as Target may notify to Bidco from time to time:

Spirent Communications plc

Address:	Origin One,

108 High Street,

Crawley,

West Sussex RH10 1BD

United Kingdom

Email:	angus.iveson@spirent.com

Attention: Angus Iveson, General Counsel and Company Secretary

With a copy (which shall not constitute a Notice) by email to: James Inglis (james.inglis@linklaters.com) and Matthew Hearn (matthew.hearn@linklaters.com)

16.5	Each party shall notify the other parties in writing of any change to its notice details for the purposes of this Clause 16 (Notices) from time to time.

16.6	A Notice shall be effective upon receipt and shall be deemed to have been received:

16.6.1	at 9.00 a.m. on the second Business Day after posting or at the time recorded by the delivery service;

16.6.2	at the time of delivery, if delivered by hand or courier; or

16.6.3	at the time the email is sent, if sent by email, provided that receipt shall not occur if the sender receives an automated message that the email has not been delivered to the recipient.

16.7	Email is not permitted for any Notice by any party that:

16.7.1	terminates, gives notice to terminate or purports to terminate this Agreement; or

16.7.2	notifies or purports to notify an actual or potential claim for breach of or under this Agreement.

17	Further Assurances

Each party shall, and shall use reasonable endeavours to procure that any necessary third party shall, at the cost of the requesting party, from time to time, execute such documents and do such acts and things as the requesting party may reasonably require for the purpose of giving the full benefit of this Agreement to the requesting party.

18	Remedies and Waivers

18.1	The rights and remedies provided for in this Agreement are cumulative and not exclusive of any other rights or remedies, whether provided by law or otherwise.

18.2	No failure or delay by either party in exercising any right or remedy provided under this Agreement shall operate as a waiver of it, nor shall any single or partial exercise of any right or remedy preclude any other or further exercise of it or the exercise of any other right or remedy.

18.3	Any waiver of a breach of this Agreement shall not constitute a waiver of any subsequent breach.

18.4	Without prejudice to any other rights and remedies which any party may have, each party acknowledges and agrees that damages alone may not be an adequate remedy for any breach by any party of the provisions of this Agreement and any party shall be entitled to seek the remedies of injunction, specific performance and other equitable relief, for any threatened or actual breach of any such provision of this Agreement by any party and no proof of special damages shall be necessary for the enforcement by any party of the rights under this Agreement.

19	No Partnership

Nothing in this Agreement and no action taken by the parties under this Agreement shall be deemed to constitute a partnership between the parties nor constitute any party the agent of any other party for any purpose.

20	Time of Essence

Except as otherwise expressly provided, time shall be of the essence for this Agreement both as regards any dates, times and periods mentioned and as regards any dates, times and periods which may be substituted for them in accordance with this Agreement or by agreement in writing between Target and Bidco.

21	Third Party Rights

Save as set out in Clauses 11.3 and 13.4, a person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of, or enjoy any benefit under, this Agreement.

22	Variation

22.1	No variation of this Agreement shall be effective unless in writing and signed by or on behalf of each of Target, Viavi and Bidco.

22.2	Notwithstanding Clause 21 (Third Party Rights), this Agreement may be varied in any way:

22.2.1	where such variation does not materially adversely effect the rights of any third party beneficiary under Clauses 11.3 or 13.4, without the consent of any third party beneficiary under Clauses 11.3 or 13.4; or

22.2.2	where such variation does, or is reasonably likely to, materially adversely effect the rights of any third party beneficiary under Clauses 11.3 or 13.4, without the consent of any third party beneficiary under Clauses 11.3 or 13.4 provided that Sir Bill Thomas provides written consent to such variation.

23	Whole Agreement

23.1	Save for the Confidentiality Agreement, the Clean Team Agreement and the Confidentiality and Joint Defence Agreement (each of which remains in force at the date of this Agreement), this Agreement contains the whole agreement between the parties relating to the Acquisition and supersedes any previous written or oral agreement between the parties in relation to the Acquisition.

23.2	Except in the case of fraud, each party agrees and acknowledges that it is entering into this Agreement in reliance only upon this Agreement and that it is not relying upon any pre-contractual statement that is not set out in this Agreement.

23.3	Except in the case of fraud, fraudulent misrepresentation or fraudulent misstatement, no party shall have any right of action (including those in tort or arising under statute) against another party arising out of or in connection with any pre-contractual statement except to the extent that it is repeated in this Agreement.

23.4	For the purposes of this Clause 23 (Whole Agreement), “pre-contractual statement” means any draft, agreement, undertaking, representation, warranty, promise, assurance or arrangement of any nature whatsoever, whether or not in writing, relating to the subject matter of this Agreement made or given by any person at any time before the date of this Agreement.

24	Assignment

Except as otherwise expressly provided in this Agreement, no party may assign, grant any security interest over, hold on trust or otherwise transfer the benefit of the whole or any part of this Agreement.

25	Costs and Expenses

Other than as specified in Clause 3.4, each party shall bear all costs incurred by it in connection with the preparation, negotiation and entry into this Agreement.

26	Counterparts

This Agreement may be entered into in any number of counterparts, all of which taken together shall constitute one and the same instrument. Any party may enter into this Agreement by executing any such counterpart.

27	Governing Law and Submission to Jurisdiction

27.1	This Agreement and any non-contractual obligations arising out of or in connection with it shall be governed by and construed in accordance with English and Welsh law.

27.2	Subject to Clause 27.3 below, each of Viavi, Bidco and Target irrevocably agrees that the courts of England and Wales are to have exclusive jurisdiction to settle any dispute which may arise out of or in connection with this Agreement and that accordingly any Proceedings arising out of or in connection with this Agreement shall be brought in such courts. Each of Viavi, Bidco and Target irrevocably submits to the jurisdiction of such courts and irrevocably waives any objection to Proceedings in any such court on the ground of venue or on the ground that the Proceedings have been brought in an inconvenient forum.

27.3	Notwithstanding Clause 27.2 above, the parties shall be entitled to seek from any competent court any interim or interlocutory remedy (including those contemplated by Clause 18 (Remedies and Waivers) above). Nothing in this Clause 27 (Governing Law and Submission to Jurisdiction) shall deprive any competent court of jurisdiction to grant any such remedy or relief.

28	Appointment of Process Agent

28.1	Viavi hereby irrevocably appoints Bidco as its agent to accept service of process in England and Wales in any legal action or Proceedings arising out of this Agreement, service upon whom shall be deemed completed whether or not forwarded to or received by Viavi.

28.2	Viavi agrees to inform Target in writing of any change of address of such process agent within 28 days of such change.

28.3	If such process agent ceases to be able to act as such or to have an address in England and Wales, Viavi irrevocably agrees to appoint a new process agent in England and Wales acceptable to Target and to deliver to Target within 14 days a copy of a written acceptance of appointment by the process agent.

28.4	Nothing in this Agreement shall affect the right to serve process in any other manner permitted by law or the right to bring Proceedings in any other jurisdiction for the purposes of the enforcement or execution of any judgment or other settlement in any other courts.

In witness whereof this Agreement has been duly executed on the date first set out above:

SIGNED by Ilan Daskal	}	/s/ ILAN DASKAL

for and on behalf of Viavi Solutions Inc.:

Signature page to Co-operation Agreement – Viavi Solutions Inc.

In witness whereof this Agreement has been duly executed on the date first set out above:

SIGNED by Ilan Daskal	}	/s/ ILAN DASKAL

for and on behalf of Viavi Solutions Acquisitions Limited:

Signature page to Co-operation Agreement – Viavi Solutions Acquisitions Limited

In witness whereof this Agreement has been duly executed on the date first set out above:

SIGNED by Eric Updyke	}	/s/ ERIC UPDYKE

for and on behalf of Spirent Communications plc:

Signature page to Co-operation Agreement – Spirent Communications plc

Schedule 1
Share Plans and Employee Matters

1	General

1.1	The parties to this Agreement agree that the provisions of this schedule (this “Schedule”) shall apply in respect of the Target Share Plans and certain other employee-related matters.

1.2	Subject to applicable confidentiality, legal and regulatory requirements, each party will reasonably co-operate with the other parties in order to facilitate the implementation of the arrangements set out in this Schedule.

1.3	The parties acknowledge that any bonus, vesting or exercise of awards/options or other payments described in this Schedule 1 will be subject to the usual deductions for applicable taxes and national insurance/ social security contributions and levies, where such taxes or contributions are required to be withheld and the Proposals set out in this Schedule 1 shall include mechanisms to ensure that any such deductions may be made, and that the appropriate proposals to be made by Bidco shall include mechanisms to ensure that any such deductions may be made.

PART A: TARGET SHARE PLANS

2	Appropriate proposals to be made

The Target and Viavi intend to jointly write to participants in the Target Share Plans on, or as soon as practicable after, the posting of the Scheme Document to inform them of: (i) the impact of the Scheme on their outstanding awards and/or options granted under the Target Share Plans (“Awards”) as set out in paragraphs 7.1 to 7.7 below (the “Proposals”) and any actions they may need to take in connection with their Awards as a result of the Scheme; and (ii) where required, Viavi’s proposals pursuant to Rule 15 of the Code.

2.1	If the Acquisition is implemented by way of a Scheme, the parties will use good faith efforts to ensure that the timetable for its implementation shall be fixed so far as possible to enable Awards that provide for vesting and/or exercise upon the Court Order being granted, to vest and/or be exercised in sufficient time to enable the resulting Target Shares to be bound by the Scheme on the same terms as Target Shares held by Target Shareholders.

2.2	If the Acquisition is implemented by way of an Offer, references to Court Order being granted in this Schedule will be read as if they refer to the date on which the Offer becomes or is declared unconditional and reference to the Scheme will be read as if they refer to the Offer and, subject always to Rule 21.2 of the Code, the parties to this Agreement shall work together in good faith to agree any such modifications to the Proposals as may be necessary or desirable.

3	Articles amendment

3.1	The Target Resolutions shall include a resolution proposing an amendment to the Target articles of association by the adoption and inclusion of a new article under which any Target Shares issued after the General Meeting shall either be subject to the Scheme or (after the Effective Date) shall be immediately transferred to Viavi (or as it may direct) in exchange for the same

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consideration to be paid by Viavi as is due under the Scheme (or such other consideration as may be agreed between Viavi and the Target and disclosed in the Scheme Document).

4	Outstanding Awards

4.1	As at 4 March 2024, the following Awards were outstanding under the Target Share Plans:

Target Share Plan	Form of Award(s)	Number of Target Shares/ options subject to outstanding Awards (inclusive of accrued dividend equivalents where applicable)
LTIP	Conditional awards	10,012,297
EIP	Share appreciation rights	231,719
	Options	18,435
DBP	Conditional awards	552,366
UK Sharesave	Options	170,338
US ESPP	Shares	865,663
GAESPP	Shares	48,929
UK ESPP	Partnership Shares	214,126
	Matching Shares	148,760
	Dividend Shares	23,788

For Target Shares held under the UK ESPP, see paragraph 7.7 of this Schedule 1. These Target Shares are included in the Target’s wider issued share capital of 578,646,363.

In addition, the parties acknowledge that additional Target Shares may be delivered by way of dividend equivalents under the rules of the DBP.

5	Target Shares in employee trusts

The Target further confirms that as at 4 March 2024 the following Target Shares were held in trust on behalf of participants in the Target Share Plans:

Trust	Number of Target Shares
Seahawk Employee Share Ownership Trust (“ESOT”)	6,114,466
Seahawk Employee Share Ownership Trust – Seahawk Stock Incentive Plan (“SSIT”)	3,879
UK Sharesave Trust	537,835

6	Operation

6.1	Subject to applicable legislation/regulation and Rule 21.1 of the Code and the consent of the Panel where applicable, Viavi acknowledges and agrees that, before the Effective Date, the Target Directors (and, where appropriate, the Target Remuneration Committee) may operate the Target Share Plans as they reasonably consider appropriate in accordance (as relevant) with the rules of the relevant Target Share Plan, Target’s Remuneration Policy (where applicable) and the Target’s normal practice, save as set out in this Agreement. For the avoidance of doubt, the operation of the Target Share Plans includes (without limitation): granting Awards, determining the extent to which Awards vest, and satisfying the vesting of Awards and the exercise of Awards granted in the form of options. The Target Directors confirm that where a relevant participant’s employment with the Target Group terminates prior to Court Order, in accordance with the terms of the LTIP and the Target’s normal practice, their 2024 Awards shall either lapse on termination of employment, or continue and vest on the earlier of the Normal Vesting Date (as defined in the LTIP) and Court Order, pro-rated to the date of

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termination (except to the extent that the Target Remuneration Committee decides, in accordance with the terms of the LTIP and the Target’s normal practice, that exceptional circumstances exist such that vesting should occur earlier or pro-rating should be waived) (the “Previously Triggered Awards”).

6.2	Viavi acknowledges that, from the date of this Agreement, the Target may, subject to Rule 21.1 of the Code, satisfy the vesting or exercise of any Awards by issuing new Target Shares or transferring market purchased or treasury shares, or cash-settling Awards, always in accordance with the terms of the relevant Target Share Plan.

6.3	Subject always to Rule 21.1 of the Code and the Target Remuneration Policy, Viking acknowledges that the Target may amend the rules of any of the Target Share Plans to the extent, in the reasonable opinion of the Target Directors or the Target Remuneration Committee, the amendments are necessary to implement the Scheme or the treatment set out in this Agreement, comply with any local law requirement, or facilitate the administration of any Target Share Plan and, before making any such amendments, the Target shall seek any necessary consents from the Panel for the purposes of Rule 21.1 of the Code.

6.4	If the next Annual General Meeting of the Target, which is scheduled for May 2024, occurs prior to the date of Court Order, Viking consents for the purposes of Rule 21.1 of the Code to the Target:

6.4.1	adopting new share plan rules as envisaged in consultation with shareholders; and

6.4.2	adopting a new Target Remuneration Policy in 2024,

in each case with such consent being given on the basis that the Target will consult with Viking in advance.

6.5	Viking acknowledges that the Target may make such submissions to the Panel that are necessary to implement the arrangements expressly provided for in this Schedule 1, and Viking agrees to co-operate promptly and in good faith in the making of any such submission.

7	Treatment of outstanding Awards under the Target Share Plans in connection with the Scheme

The treatment of Awards under the Target Share Plans in connection with the Scheme will be as set out in this paragraph 7.

7.1	The LTIP

7.1.1	Viavi consents for the purposes of Rule 21.1 of the Code to the Target granting further awards under the LTIP on or around March 2024 (subject to dealing restrictions) (the “2024 Awards”):

(i)	in the ordinary course of business and in accordance with its usual practice including in terms of recipients, quantum (total of c. £10.3 million) and performance conditions, for the financial year beginning on 1 January 2024; and

(ii)	over 1,215,644 shares in respect of awards it had approved in November 2023 and intended to grant on 15 December 2023 but was unable to do so due to dealing restrictions (the “December Awards”).

7.1.2	Pursuant to rule 13.7 of the LTIP rules, if the Effective Date occurs prior to the Normal Vesting Date (as defined in the LTIP rules) of any 2024 Awards and any other LTIP

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awards granted in 2024 or after (other than (a) the 2024 Notified Employee Awards, which will vest as set out in paragraph 7.1.4 below and (b) the Previously Triggered Awards, which will be treated as set out in paragraph 6.1 above) (the “Rollover 2024 Awards"), the Rollover 2024 Awards will not vest early on the date of the Court Order and shall automatically rollover on the Effective Date into an award under Viavi’s 2003 Equity Incentive Plan (the "Replacement Viavi Awards") with the following terms:

(i)	the terms of the Replacement Viavi Awards will be the same as set out in the rules of Viavi’s 2003 Equity Incentive Plan, subject to the terms set out in paragraphs 7.1.2(ii) to (vi) below which will take precedence;

(ii)	the Replacement Viavi Awards for Relevant Replacement Award Participants shall be equal in value to the Rollover 2024 Awards calculated as follows: the number of shares of Viavi common stock equal to the product (rounded down to the nearest whole share) of (1) the number of shares subject to such Rollover 2024 Awards multiplied by (2) the Exchange Ratio;

(iii)	all existing performance conditions will be disapplied and no further performance conditions will be applied;

(iv)	each of the vesting and payment dates of the Replacement Viavi Award will be no longer than each of the vesting and payment dates of the Rollover 2024 Awards being replaced;

(v)	no post-vesting holding period will apply to the Replacement Viavi Awards; and

(vi)	one-third of a Replacement Viavi Award will vest on a participant’s termination of employment with the Viavi Group after the Effective Date where such termination (1) occurs prior to the first anniversary of the Effective Date and (2) is a Qualifying Termination; provided, that upon such vesting, the vested Replacement Viavi Award may be settled by Viavi, at its election, in either shares of Viavi common stock or an amount of cash equal to the closing price of one share of Viavi common stock on the NASDAQ Global Select Market on the last trading day prior to the settlement date multiplied by the applicable number of shares of Viavi common stock.

7.1.3	Viavi acknowledges that, because of the Scheme and the rules of the LTIP, any outstanding Awards granted under the LTIP that have not vested or been released from applicable holding periods in the ordinary course prior to the date of Court Order will vest and be released from any applicable holding period on the date of Court Order.

7.1.4	Viavi acknowledges that, with regard to outstanding Awards under the LTIP that have not vested in the ordinary course prior to the date of Court Order and are not Rollover 2024 Awards, it is the current intention of the Target Remuneration Committee that:

(i)	Such Awards will vest on the date of Court Order subject to performance assessment (where applicable) with no application of time pro-rating;

(ii)	Where subject to performance conditions, such Awards will be assessed by the Target Remuneration Committee on, or shortly prior to, the Court Order and all such outstanding unvested LTIP Awards will vest in aggregate at a level of 100% and Viavi agrees to the outcome; and

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(iii)	Any holding period applying to such outstanding unvested LTIP Awards will cease to apply on the date of Court Order.

7.2	The 2005 Employee Incentive Plan (the “EIP”)

Viavi acknowledges that any outstanding Awards granted under the EIP that were granted prior to 1 January 2024 and that have not vested or become exercisable in the ordinary course prior to the date of Court Order will vest in full and become exercisable on the date of Court Order because of the Scheme in accordance with the rules of the EIP and will remain exercisable for six months from the date of Court Order and lapse thereafter (unless they lapse earlier in accordance with the rules of the EIP).

7.3	The Deferred Bonus Plan (the “DBP”)

Viavi acknowledges that any outstanding Awards granted under the DBP that have not vested in the ordinary course prior to the date of Court Order will vest in full on the date of Court Order because of the Scheme in accordance with the rules of the DBP.

7.4	The UK Sharesave Plan

7.4.1	Viavi acknowledges that unvested options under the Sharesave Plan will (to the extent that such UK Sharesave options have not previously become exercisable) become exercisable on the date of Court Order to the extent of the participants’ accrued savings and interest (if any) under the linked savings arrangements made at the time of exercise. Sharesave options will remain exercisable for six months following Court Order and, to the extent not exercised, will lapse after this date unless they lapse earlier in accordance with their terms.

7.4.2	Viking agrees that, in relation to any savings contracts entered into before 1 January 2024, it will, as soon as practicable following the Effective Date, make (or procure payment of) a one-off cash payment to those participants in the Sharesave Plan who exercise their Sharesave options conditional on the Court Order of an amount which, after deduction of employee income taxes and social security liabilities arising in respect of such payment, will be equal to the additional profit which the participants would have received (by reference to the Acquisition Price and after paying capital gains tax at 20%) had they been able to exercise their Sharesave options, on a tax-advantaged basis, in respect of the full number of Target Shares otherwise available on maturity of the related savings contract.

7.5	The US ESPP

7.5.1	Viavi acknowledges that the Offering Period (as defined in the US ESPP) shall end early and all Credit (as defined in the US ESPP) and any cash dividends that have accrued on any Target Shares held on behalf of any US ESPP participant shall be applied towards the purchase of Target Shares following the date of Court Order and prior to the Scheme Record Time.

7.5.2	Viavi and Target acknowledge and agree that Target Shares held on behalf of the US ESPP participants will participate in the Scheme (on the same terms as for other Target Shareholders).

7.6	The GAESPP

7.6.1	Viavi acknowledges that the Deduction Period (as defined in the GAESPP) shall end early and all Credit (as defined in the GAESPP) held for a GAESPP participant shall be

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applied towards the purchase of Target Shares following the date of Court Order and prior to the Scheme Record Time.

7.6.2	Where local or other requirements mean that an award under the GAESPP cannot be settled in Target Shares, or where a Purchase Right (as defined in the GAESPP) was granted on the basis that it would be settled in cash, all Credit held for a GAESPP participant will be refunded to that participant and the participant will receive a payment of cash equal to the difference between the consideration under the Acquisition and the Price (as defined in the GAESPP) of the Target Shares which would otherwise have been issued or transferred to the participant.

7.6.3	Subject to paragraph 7.6.2 above, Viavi and Target acknowledge and agree that Target Shares held on behalf of the GAESPP participants will participate in the Scheme (on the same terms as for other Target Shareholders).

7.7	UK ESPP

7.7.1	Target Shares held for participants in the UK ESPP are held on behalf of participants in a nominee account operated by Equiniti. Participants in the UK ESPP will participate in the Scheme on the same terms as all other Target Shareholders.

7.7.2	The Target confirms that, as of 4 March 2024, 386,970 Target Shares are currently held on behalf of participants in the UK ESPP and are included in the Target’s wider issued share capital of 578,646,363.

7.7.3	Viking acknowledges that “Matching Shares” granted under the UK ESPP will not be forfeited due to the Scheme in accordance with the rules of the UK ESPP.

8	Employee benefit trusts

Subject always to the Target’s ability to make recommendations to the trustees of the employee benefit trusts to use the Target Shares held in the employee benefit trusts to satisfy Awards vesting or options being exercised in the ordinary course, the parties to this Agreement agree that, in priority to the Target issuing Target Shares to satisfy Awards, the trustees of the employee benefit trusts will be asked to satisfy any Awards under the Target Share Plans vesting or being exercised on or after the date of Court Order using any unallocated Target Shares. To the extent there are insufficient Target Shares in the relevant employee benefit trusts to satisfy outstanding Awards, the Target intends to request the trustees of the relevant employee benefit trust(s) to use any cash held in the employee benefit trusts to the extent necessary to subscribe for new Target Shares or purchase existing Target Shares to satisfy outstanding Awards.

9	Malus and clawback

Viavi acknowledges and agrees that malus and/or clawback will not be applied to any outstanding Awards or options granted under the Target Share Plans on or after the date of the Court Order. Subject to Rule 21 of the Codes, the Target may amend the Target Share Plans to reflect this.

PART B: EMPLOYEE MATTERS

10	Annual bonus arrangements

10.1	Viavi agrees that, in respect of participants in any annual bonus arrangement operated by the Target Group in the financial year of the Target in which the Scheme becomes effective:

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10.1.1	For participants who are not Notified Employees:

(i)	one-third of each participant’s target annual bonus will be payable in cash (with no deferral) as soon as reasonably practicable (and in any event within 30 days) following the date the Target is delisted from the London Stock Exchange; and

(ii)	after the Effective Date Viavi, will continue to operate the annual bonus plans on the Target Group’s terms in place before the Effective Date (but with leaver treatment as set out in this paragraph 10.1.1(ii) and paragraph 10.1.1(iii) below), and pay a “top-up” amount in cash (with no deferral) based on actual achievement of targets as of the usual incentive payment date to the extent the participant’s payment is determined to be higher than the amount paid pursuant to paragraph 10.1.1(i) above. Such additional payment shall be pro-rated for Target Employees who are subject to a Qualifying Termination and whose termination date is between the Effective Date and the end of the bonus year;

(iii)	the relevant bonus amounts determined in accordance with paragraphs 10.1.1(i) and 10.1.1(ii) shall be paid entirely in cash to:

(a)	Target Employees who remain employed on the relevant bonus payment date; and

(b)	Target Employees who for a Qualifying Termination cease to be employed after the Effective Date but before the relevant bonus payment date or who are under notice at the relevant bonus payment date;

(iv)	Viavi acknowledges and agrees that it will not seek repayment of or clawback amounts paid for the period up to the Effective Date if the payment made pursuant to paragraph 10.1.1(i) above is higher than the amount which would have been paid for the full bonus year calculated after the end of the bonus year; and

10.1.2	For Notified Employees, 100% of each participant’s target annual bonus will be payable in cash (with no deferral) as soon as reasonably practicable (and in any event within 30 days) following the date the Target is delisted from the London Stock Exchange.

10.1.3	Viavi further acknowledges that on or after the date of the Court Order and the Target being delisted from the London Stock Exchange, malus and/or clawback will not be applied to annual bonus payments made pursuant to this paragraph 10.1 or in respect of previous calendar years. Subject to Rule 21.1, the Target may amend the rules of the annual bonus plans and/or the malus and clawback policy to reflect this.

10.1.4	Subject to paragraph 11.4, Viavi agrees that for financial years starting after the financial year of the Target in which the Effective Date occurs, Target Employees will be eligible to participate in such bonus arrangements as may be operated by Viavi for the benefit of similarly situated employees of the Viavi Group in accordance with Viavi’s policies and practices from time to time.

11	Other matters

11.1	Retention arrangements

11.1.1	Viavi consents for the purposes of Rule 21.1 of the Code to the Target Group, for the purpose of protecting the business to be acquired pursuant to the Acquisition, making cash retention awards (over and above annual bonuses and share incentive awards

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granted in line with the terms of this Schedule) to Target Employees whose retention the Target Remuneration Committee, or where applicable its delegate, determines is of significant importance for: (a) achieving the successful completion of the Acquisition; and/or (b) business continuity in the period up to the Effective Date, of an aggregate value (up to a maximum of USD 13 million (gross)) (“Retention Awards”), such consent being given on the basis that:

(i)	50% of each Retention Award is payable as soon as reasonably practicable (and in any event within 30 days) following the date the Target is delisted from the London Stock Exchange; and

(ii)	50% is payable as soon as reasonably practicable following the date falling 6 months following the Effective Date, subject to the relevant employees being employed by the Target Group or Viavi Group on, and not having resigned prior to, the payment date except that where the relevant employee has been subject to a Qualifying Termination or given or received notice of Qualifying Termination, in either case, during the period beginning on the Effective Date and ending on the applicable payment date, payment shall be made in full within 30 days of the date of such Qualifying Termination if earlier (provided that payment shall not be made prior to the Target being delisted from the London Stock Exchange).

11.1.2	Viavi’s consent in paragraph 11.1.1 above is being given on the basis that:

(i)	the Retention Awards of up to USD 13,000,000 (gross) in aggregate shall be granted to between 180 and 250 Target Employees throughout the organisation at all levels including Executive Directors, Senior Directors, Directors, Vice Presidents and Managers whose retention is considered of significant importance to the business; and

(ii)	except as provided in paragraph 11.1.3, that the amount of each Retention Award shall be equal to no more than twelve months of the applicable Target Employee’s base salary, with the majority of awards granted in amounts equal to around three to four months of the applicable Target Employee’s base salary.

11.1.3	Viavi agrees to implement the Retention Awards for the Executive Directors of the Target on the following terms and subject to Rule 21.1 of the Code. Subject to and conditional on completion of the Acquisition and the Target being delisted from the London Stock Exchange, and paragraphs 11.1.1(i) and 11.1.1(ii) above, Viavi shall pay each individual who is an Executive Director of the Target as of the date of this Agreement cash amounts as follows:

(i)	in respect of the Chief Executive Officer: a payment equal to 200 per cent. of his base annual salary (less any legally required deductions); and

(ii)	in respect of the Chief Financial & Operations Officer: a payment equal to 175 per cent. of her base annual salary (less any legally required deductions).

11.2	Excise tax

To the extent any Target “disqualified individual” (as defined in Section 280G of the Internal Revenue Code of 1986, as amended (the “U.S. Code”)) would become subject to an excise tax under Section 4999 of the U.S. Code on the value of any “parachute payment” (as defined in Section 280G of the U.S. Code) in connection with the Acquisition (whether as a result of payments made on or following the date on which the Court Order is granted, or the Effective

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Date (or if Viavi elects, in accordance with clause 7.1, to implement the Acquisition by way of an Offer, the date on which the Offer becomes or is declared unconditional, as applicable) or in connection with other events associated with the relevant date), Viavi and the Target agree that they shall work in good faith together between the date of this Agreement and the Effective Date to, where possible, eliminate and, otherwise, reduce the amount of any such excise tax and the related deduction loss, as permitted by law without the parties incurring any additional material costs or liabilities as a result of such mitigation.

11.3	Severance arrangements

11.3.1	Viavi agrees that any Target Employee immediately prior to the Effective Date who is subject to a Qualifying Termination taking effect, or who gives or has received notice of Qualifying Termination, on the Effective Date or at any point during the Relevant Period will be given a period of at least three months’ notice (or their contractual or statutory notice period, if longer) and will:

(i)	be entitled to applicable redundancy and severance payments, benefits and arrangements that are no less favourable than those in place for the Target Group immediately before the date of this Agreement in the relevant jurisdiction; and

(ii)	receive any bonus payment(s) in accordance with paragraph 10 above.

11.4	Continuation of terms and conditions

11.4.1	Upon and following the Effective Date, Viavi will, and will procure that other members of Viavi Group will, observe the existing contractual and statutory employment rights, including in relation to pensions, of the Target Employees in accordance with applicable law.

11.4.2	During the Relevant Period, Viavi agrees that in respect of each of the Target Employees immediately prior to the Effective Date who remain in employment with the Target Group or the Viavi Group it will, and will procure that other members of Viavi Group will:

(i)	maintain base pay and cash incentive opportunities, that are no less favourable than those provided to such employees immediately before the Effective Date; and

(ii)	provide benefits and allowances (including equity incentives and pension benefits), which are substantially comparable, in the aggregate, to the benefits and allowances provided to such employees immediately prior to the Effective Date.

11.5	Non-executive director notice pay

Viavi acknowledges that the Target intends, after the Effective Date and subject to and conditional on the Target being de-listed from the London Stock Exchange, to pay within 30 days of the Effective Date or, if later, the day following the date on which the Target is de-listed from the London Stock Exchange any non-executive director of the Target who resigns in connection with the Scheme and does not join the board of Viavi with effect from the Effective Date a payment equal to three months’ fees at the rate paid to them immediately before the Effective Date (less any legally required deductions).

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Definitions

“2024 Notified Employee Awards” means 2024 Awards granted to Notified Employees;

“cause” means, with respect to the termination of an individual’s employment by a member of the Viavi Group or the Target Group, that such termination of employment is based on, in the reasonable determination of the Viavi Group HR Director, the individual’s: (i) performance of any act or failure to perform any act in bad faith and to the detriment of the Viavi Group or any member thereof; (ii) dishonesty, intentional misconduct, material violation of any applicable Viavi Group policy or Target Group policy, or material breach of any agreement with any member of the Viavi Group or the Target Group; (iii) commission of a crime involving dishonesty, breach of trust, or physical or emotional harm to any person; or (iv) continued unsatisfactory performance of the individual’s duties or responsibilities, having carried out a performance improvement process in line with practice in the relevant country of employment or, where no such practice exists, after receiving written notice thereof and a reasonable opportunity to cure (if curable);

“constructive dismissal” means a termination taking effect on or after the Effective Date by reason of the individual’s resignation where, without the individual’s express written consent, any of the following circumstances arose on or after the Effective Date: (i) their title, reporting level, or scope of responsibility has been materially diminished; provided, that a diminution of their title, reporting level, or scope of responsibility in connection with the Acquisition shall not constitute grounds for constructive dismissal if (A) there is no diminution in the individual’s title, reporting level or scope of responsibility within the Target Group as it existed before the Acquisition or (B) the individual is given a title, reporting level and scope of responsibility of materially similar or greater overall scope and responsibility within the Viavi Group (taking into appropriate consideration that a nominally lower hierarchical role in a larger company may involve similar or greater scope and responsibility than a nominally higher role in the hierarchy of a smaller company); provided, further, that neither the Acquisition nor the Target’s ceasing to be a standalone publicly traded company will, by itself, constitute grounds for constructive dismissal; (ii) during the Relevant Period, (A) the individual is provided base pay and cash incentive opportunities that are less favourable than those provided before the Effective Date or (B) the individual is provided benefits and allowances (including equity incentives and pension benefits), which are not substantially comparable, in the aggregate, to the benefits and allowances provided to such individual immediately prior to the Effective Date; or (iii) their normal place of work is moved more than 25 miles from their previous place of work. In the event of any dispute about whether (i) or (ii) applies to a particular Target Employee, the decision shall be referred to the Viavi Group HR Director, who will, acting reasonably, determine the position; provided, however, that “constructive dismissal” shall not exist if the individual has not provided the Viavi Group with written notice of the circumstances constituting “constructive dismissal” within 30 days of them becoming aware (or, if earlier, within 30 days of when they reasonably should have become aware) of such circumstances and (if curable under relevant law) allowed the Viavi Group at least 30 days to cure such circumstances, which termination will become effective on the earlier of (x) the end of such cure period (if the specified circumstances remain uncured) and (y) such earlier date on which the Viavi Group provides written notice of its acceptance of such individual’s termination due to constructive dismissal. If the individual accepts the circumstances have been cured, the individual will be allowed to withdraw their resignation which will be treated as not having been given;

“Exchange Ratio” means a fraction, the numerator of which is the Acquisition Price converted into USD based on the GBP-to-USD exchange ratio the day prior to the date of this Agreement (rounded to the nearest USD 0.01), and the denominator of which is the volume weighted average trading price (rounded to the nearest USD 0.01) of one share of Viking common stock on the NASDAQ Global Select market, as reported on Bloomberg L.P. under the function “VWAP” (or, if not reported therein, in another

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authoritative source mutually selected by the parties) for the ten (10) consecutive trading days ending on (and including) the trading day that is three (3) trading days prior to the date of this Agreement;

“London Stock Exchange” means London Stock Exchange plc;

“Notified Employee” means any individual in respect of whom Viavi has indicated to the Target in writing at any time from the date of this Agreement to the business day before the date of Court Order that such individual’s employment will not be required on or shortly after the Effective Date (and whose termination of employment shall constitute a Qualifying Termination provided that such individual’s employment has not terminated prior to the Effective Date);

“Qualifying Termination” means termination taking effect on or after the Effective Date, other than by a member of the Viavi Group or the Target Group for cause or for gross misconduct, but not including resignation, except for constructive dismissal;

“Relevant Period” means the period from the Effective Date to the later of (i) the day falling nine (9) months following the Effective Date and (ii) the last day of Viavi’s fiscal year commencing on or around 2 July 2024;

“Remuneration Committee” means the remuneration committee of the Target, as formed from time to time;

"Scheme Record Time" means the time and date to be specified in the Scheme Document, expected to be 6.00 p.m. (London time) on the Business Day immediately prior to the Effective Date;

“Target Employees” means the employees of the Target and the employees of members of the Target Group from time to time; and

“Target Remuneration Policy” means the remuneration policy of the Target Directors, as determined from time to time.

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Schedule 2
Announcement

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